HIERO 2, INC

THE NEXT GENERATION OF EMOJI APPS

TABLE OF CONTENTS

HIERO 2
IS THE
NEXT

GENERATION

DIGITAL

MARKETING

ENGAGEMENT

PARTNER



HIERO 2, INC.


HOLLYWOOD




23




EMOJI GARAGE
MONSTER ENERGY
NASCAR CUP SERIES


Nationwide
Nationwide
Hendrick



HIERO 2, INC.

SUMMARY

- Custom, state of the art emoji Keyboard Apps for athletes, brands, cities and celebrities.

- Proprietary back-end Content Management System that allows us to switch out emojis in real time.

- Valuable IP creation from emojis to mascots that can be used for merchandising and in digital brand awareness campaigns.



HIERO 2, INC.

SUMMARY

- Stay engaged with your fans 365 days a year.

- Special Offers through emojis and push notifications.

- v2 series of emojis will allow for click through to websites, and can be used as redeemable coupons that can be sent to friends creating viral, inexpensive campaigns.



SUMMARY

- Offer in-app advertising, through sponsored emojis.

- Creating emoji-centric merchandise that appeals to a younger audience.

- Develops In-App and stand alone games, such as the million dollar penalty shootouts, hoop trees, etc.



SUMMARY

- Holiday centric emojis and birthday emojis that keep fans engaged throughout the entire year

- Facebook log-in enables data collection, collecting information for highly-targeted advertising.



HIERO 2, INC.


35


EMOJI GARAGE
FedEx
TOYOTA
Race Car Box




HOLLYWOOD


100


UNIVERSAL STUDIOS


LAmojis



EMOJI KEYBOARD

EMOJI KEYBOARD



- The Hiero 2 emoji keyboard is available either as a stand alone app or can be integrated into an existing app.

- The emoji keyboard is incorporated on the iPhone's sticker board.

13

EMOJI KEYBOARD

- Every Hiero 2 keyboard comes with a minimum of 100 emojis.

- Fan emojis allow fans to become an instant emoji celebrity.

- Holiday specific emojis allow for brands to connect to users throughout the year.

- Real-time updates to connect with fans at a moments notice.



HIERO 2, INC.


Edit
Messages (17)
1:21 PM
That's awesome where did you get that?
Alana
HOLLYWOOD
Delivered
That's awesome where did you get that?
iMessage
HOLLYWOOD
LAmojis

HIERO 2, INC.



New iMessage
Cancel
EMOJIS
HOLLYWOOD
EMOJIS
MALIBU

HIERO 2, INC.



EMOJIS

ICON CONCEPTS




BUSINESS MODEL

HIERO 2, INC.

BUSINESS MODEL

- Proprietary emoji app platform developed by Hiero 2, Inc.

- All art assets and app development created by Hiero 2.

- Emoji app launches with social media promotion from our athlete, brand, or celebrity partner.



HIERO 2 SPONSORS

SPONSORS

- The app can be made available to fans for an upfront fee, or made available as a "freemium" model, with in-app purchases for additional emoji packs and other special features.

- Assets in app can be sponsored by third party companies for additional revenue streams.



SPONSOR CONCEPTS



SPONSOR CONCEPTS



HIERO 2, INC.

SPONSOR CONCEPTS





SPONSOR CONCEPTS






CONTENT MANAGEMENT SYSTEM

CMS

Our proprietary Content Management System allows us to update our apps in real time



HIERO 2, INC.

CMS

- We have the ability to add, remove, or edit the order of any emoji in our app as well as divide emojis into subsections.

- Our CMS is easy and intuitive to use with a drag and drop interface.

- Ability to add emojis quickly to commemorate special events.



HIERO 2, INC.

CMS


@Renato Sanches
PUBLISH
Emoji Packs
REPLACE HEADER IMAGE
EMOJI LIBRARY
CREATE NEW EMOJI PACK
HANDS
SAYINGS
HEARTS
GOAL
WIN
OMG

HIERO 2 ART

ART

We don't just create emojis, we create valuable art and IP



ART

- Hiero 2 creates emojis that are fun, bright, and works of art.

- We work with our clients direction, creating a variety of emojis in different styles.

- We know which emojis people use, which emojis are "sticky", and how to make artwork that really POP's.

- Hiero 2 creates mascots that attract a younger audience.



MASCOTS





CREATION PROCESS





MERCHANDISE

MERCHANDISE



We create art that can be used as IP for merchandise

MERCHANDISE



- All art assets are created for use in merchandise designs.

- Our art team is experienced in creating designs that fans love.

- Emoji centric merchandise attracts a younger audience that has grown up with emojis in their daily lives.

MERCHANDISE

Having your logo on every-day items for constant brand engagement.



EVENTS



Million Dollar free throws, penalty kick games and other fun events.



40



PARTNER COMMITMENT

Working together to create the ultimate success story



PARTNER COMMITMENT

- Photos and videos of everything that appeals to your fan base and followers.

- Slogans, sayings, gestures, logos, memes and anything that represents you and your brand.

- Launch and ongoing promotions on all social media platforms.



HIERO 2, INC.

CONTACT

Klaus Moeller

Email: **klaus@emerican.com**

Hayden Michael

Email: **hayden@hiero2.com**

